**Exhibit 3.4**

**CERTIFICATE OF DESIGNATION, PREFERENCES AND RIGHTS**

**of the**

**SERIES A PREFERRED STOCK**

**of**

**INTELLIGENTIAS, INC.**

Pursuant to Section 78.1955
of the Nevada General Corporation Law


Intelligentias, Inc., a corporation organized and existing under the laws of the state of Nevada (the "Company"), hereby certifies that the Board of Directors of the Company, in accordance with Section 78.1955 of the Nevada General Corporation Law, hereby consents to the following actions and adopts the following resolutions:

FIRST: The Articles of Incorporation of the Company, as amended to date, authorizes the blank check issuance of Series A Convertible Preferred Stock with term and conditions as determined by the Board of Directors.

SECOND: The Board of Directors of the Company duly adopted the following resolutions authorizing the creation of a new series of such Series A Convertible Preferred Stock, to be known as "Series A Convertible Preferred Stock", stating that 12,500,000 shares of the authorized and unissued Series A Convertible Preferred Stock shall constitute such series, and setting forth a statement of the voting powers, designation, preferences and relative, participating, optional or other special rights, and the qualifications, limitations and restrictions thereof as follows:

BE IT RESOLVED, that the terms of the Series A Convertible Preferred Stock shall be as follows:

1.      Designation of Series A Preferred Stock. The rights, preferences, privileges and restrictions granted to and imposed on the Series A Convertible Preferred Stock, $0.0001 par value per share (the "Series A Preferred Stock"), are set forth below. The number of shares of Series A Preferred Stock shall initially be 12,500,000.

2.      Board of Directors. The holders of at least a majority of the votes attributable to the then outstanding shares of Series A Preferred Stock (the "Required Holders") shall have the right to designate one individual (the "Series A Director") to serve on the Board of Directors of the Company, provided that at least 6,250,000 shares of Series A Preferred Stock remain outstanding. No member of the Board of Directors designated pursuant to this Section may be

removed unless the Required Holders elect to remove such director. Any vacancy on the Board of Directors created by the resignation, removal, incapacity or death of any director elected pursuant to this Section 2 shall only be filled by another individual designated by the Required Holders.

3.      Series A Preferred Stock Dividends.

3.1.    In the event that the Board of Directors of the Company shall declare a dividend payable upon the then outstanding shares of common stock of the Company (the "Common Stock") (other than a stock dividend on the Common Stock payable solely in the form of additional shares of Common Stock), the holders of the Series A Preferred Stock shall be entitled to receive the amount of dividends per share of Series A Preferred Stock that would be payable on the number of whole shares of the Common Stock into which each share of such Series A Preferred Stock held by each holder could be converted pursuant to the provisions of Section 6 below, such number to be determined as of the record date for the determination of holders of Common Stock entitled to receive such dividend.

3.2.    The Board of Directors of the Company may fix a record date for the determination of holders of shares of Series A Preferred Stock entitled to receive payment of a dividend declared thereon, which record date shall be no more than 60 days and no less than 10 days prior to the date fixed for the payment thereof.

4.      Liquidation Events.

4.1.    Liquidation Preference.  Upon (i) any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, or (ii) unless other wise agreed by the holders of the Series A Preferred Stock, (A) a merger or consolidation of the Company with or into another entity (except for a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the outstanding voting power of such surviving Company), (B) the sale or transfer of all or substantially all of the assets of the Company (for this purpose "substantially all" shall mean properties or assets with a fair market value equal to 60% or more of the fair market value of the Company's total properties or assets as of the end of the most recent fiscal quarter and "sale" shall not include a bona fide pledge of assets), (C) any sale of shares of capital stock of the Company (either through a negotiated stock purchase or a tender for such shares) in one or more related transactions except for a sale of shares of capital stock in which the holders of capital stock of the Company immediately prior to such sale of stock continue to hold at least 50% of the outstanding voting power of the Company after such sale of shares of capital stock, or (D) the repurchase by the Company of shares of capital stock of the Company (other than the Series A Preferred Stock in accordance with the terms hereof) such that the holders of capital stock of the Company immediately prior to such repurchase do not hold at least 50% of the outstanding voting power of the Company after such repurchase (each of the transactions or events described in Sections (i) and (ii) (A) - (D) of this Section 4.1 is referred to as a "Liquidation Event" herein), each holder of outstanding shares of Series A Preferred Stock shall be entitled to be paid out of the consideration payable to the stockholders of the Company (in the case of a merger or consolidation, for example) or of the consideration payable to the Company (net of obligations owed by the Company) together with all other available assets of the Company (in the case of an asset sale, for example), as the case may be, whether such assets are capital, surplus or capital earnings, prior and in preference to any payments being paid to holders of Common Stock of the Company or other shares ranking junior to the Series A Preferred Stock, an amount in cash equal to the greater of (x) $0.80 per share (the "Original Purchase Price"), or (y) the amount the holders of the Series A Preferred Stock would have received upon a Liquidation Event if all shares of Series A Preferred Stock been converted to Common Stock immediately prior to such Liquidation Event (the "Series A Liquidation Amount"); provided that if, upon any Liquidation Event, the Series A Liquidation Amount as provided in this Section 4.1 is not paid in full, the holders of the Series A Preferred Stock shall share ratably in any distribution of assets in proportion to the full respective preferential amounts to which they are entitled.

4.2.    Surrender of Certificates.  On the effective date of any Liquidation Event, the Company shall pay all consideration to which the holders of Series A Preferred Stock shall be entitled under this Section 4.  Upon receipt of such payment, each holder of shares of Series A Preferred Stock shall surrender the certificate or certificates representing such shares, duly assigned or endorsed for transfer to the Company (or accompanied by duly executed stock powers relating thereto), at the principal executive office of the Company or the offices of the transfer agent for the Company, or shall notify the Company or any transfer agent that such certificates have been lost, stolen or destroyed, whereupon each surrendered certificate shall be canceled and retired.

4.3.    Notice.  Prior to the occurrence of any Liquidation Event, the Company will furnish each holder of Series A Preferred Stock notice to each holder at its address shown on the records of the Company, together with a certificate prepared by the chief financial officer of the Company describing in reasonable detail the facts of such Liquidation Event, stating in reasonable detail the amount(s) per share of Series A Preferred Stock each holder of Series A Preferred Stock would receive pursuant to the provisions of Section 4.1 hereof and stating in reasonable detail the facts upon which such amount was determined and describing (if applicable) in reasonable detail all material terms of such Liquidation Event, to the extent known by the Company, including without limitation the consideration to be delivered in connection with such Liquidation Event, the valuation of the Company at the time of such Liquidation Event and the identities of the parties to the Liquidation Event.

5.    Voting Power.  Each holder of Series A Preferred Stock shall be entitled to the number of votes equal to the number of whole shares of Common Stock into which the shares of Series A Preferred Stock held by such holder are convertible (as adjusted from time to time pursuant to Section 6 hereof) as of the record date, at each meeting of stockholders of the Company (and written actions of stockholders in lieu of meetings) with respect to any and all matters presented to the stockholders of the Company for their action or consideration.  Holders of Series A Preferred Stock shall be entitled to notice of any meeting of stockholders and, except as otherwise provided herein or otherwise required by law, to vote together as a single class.

6.    Conversion.  The holders of the Series A Preferred Stock shall have optional conversion rights as follows (the "Conversion Rights"):

6.1.    Right to Convert.

(a)    Conversion Price.  Each share of Series A Preferred Stock shall be convertible, in whole or in part, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing (i) the Original Purchase Price by (ii) the Conversion Price (as defined below) in effect at the time of conversion. The "Conversion Price" for the Series A Preferred Stock shall initially be the Original Purchase Price. Such Conversion Price, and the rate at which shares of Series A Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided in Section 6.4 below.

(b)     Limitation on Conversion. Notwithstanding anything to the contrary contained herein, except for holders of Series A Preferred Stock whose beneficial ownership of Common Stock already exceeds the Maximum Percentage (as defined below) of the total number of issued and outstanding shares of Common Stock immediately prior to conversion of Series A Preferred Stock, at any time the Common Stock (or any other security for which the Series A Preferred Stock may become convertible into pursuant to Sections 6.9 or 6.10 below) is registered pursuant to Section 12 of the Exchange Act (as defined below), the number of shares of Common Stock that may be acquired by any holder of Series A Preferred Stock upon any conversion of Series A Preferred Stock shall be limited to the extent necessary to ensure that, following such conversion, the total number of shares of Common Stock then beneficially owned by such holder and its affiliates and any other persons whose beneficial ownership of Common Stock would be aggregated with such holder for purposes of Section 13(d) of the Securities Exchange Act of 1934 (the "Exchange Act"), does not equal or exceed 10% (the "Maximum Percentage") of the total number of issued and outstanding shares of Common Stock (including for such purpose the shares of Common Stock issuable upon such conversion). For such purposes, beneficial ownership shall be determined in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder. Each delivery of a properly executed conversion notice will constitute a representation by the holder that it has evaluated the limitation set forth in this Section 6.1(b) and determined that issuance of the full number of shares of Common Stock requested in such conversion notice is permitted under this Section 6.1(b), and the Company shall have no liability with respect to this Section 6.1(b). By written notice to the Company, a holder of Series A Preferred Stock may waive the provisions of this Section or increase or decrease the Maximum Percentage to any other percentage specified in such notice, but (i) any such waiver or increase will not be effective until the 61st day after such notice is delivered to the Company, and (ii) any such waiver or increase or decrease will apply only to such holder and not to any other holder of Series A Preferred Stock.

6.2.     Special Definitions. For purposes of this Section 6, the following definitions shall apply:

(a)     "Additional Shares of Common Stock" shall mean all shares of Common Stock issued or deemed to be issued by the Company after the date upon which the share was first issued (the "Original Issue Date"), other than:

> (i)     shares of Common Stock issued or issuable by reason of a dividend or other distribution on shares of Common Stock that is covered by Section 6.7 or Section 6.8 below;

> (ii)     shares of Common Stock issued or issuable upon conversion of shares of Series A Preferred Stock;

(iii)     shares of Common Stock issued or issuable upon exercise or conversion of any Option or Convertible Security outstanding on October 19, 2007;

(iv)     shares of Common Stock issued or issuable to employees, directors or consultants pursuant to equity incentive plans maintained by the Company and registered with the Securities and Exchange Commission on Form S-8; or

(v)     shares of Common Stock designated as exempt from the definition of Additional Shares of Common Stock by the Required Holders.

(b)     "Appraisal Procedure" shall be the procedure to determine fair market value of any security or other property (in either case, the "valuation amount"). If the Required Holders and the Board of Directors are not able to agree on the valuation amount within a reasonable period of time (not to exceed 20 days), the valuation amount shall be determined by an investment banking firm of national recognition, which firm shall be unaffiliated with the Company and shall be reasonably acceptable to the Board of Directors and the Required Holders. If the Board of Directors and the Required Holders are unable to agree upon an acceptable investment banking firm within 10 days after the date either party proposed that one be selected, the investment banking firm will be selected by an arbitrator located in Boston, Massachusetts, selected by the American Arbitration Association (or if such organization ceases to exist, the arbitrator shall be chosen by a court of competent jurisdiction). The arbitrator shall select the investment banking firm (within 10 days of his appointment) from a list, jointly prepared by the Required Holders and the Board of Directors, of not more than six investment banking firms of national standing in the United States, of which no more than three may be named by the Board of Directors and no more than three may be named by the Required Holders. The arbitrator may consider, within the ten-day period allotted, arguments from the parties regarding which investment banking firm to choose, but the selection by the arbitrator shall be made in its sole discretion from the list of six. The Board of Directors and the Required Holders shall submit their respective valuations and other relevant data to the investment banking firm, and the investment banking firm shall as soon as practicable thereafter make its own determination of the valuation amount. The final valuation amount for purposes hereof shall be the average of the two valuation amounts closest together, as determined by the investment banking firm, from among the valuation amounts submitted by the Company and the Required Holders and the valuation amount calculated by the investment banking firm. The determination of the final valuation amount by such investment banking firm shall be final and binding upon the parties. The Company shall pay the fees and expenses of the investment banking firm and arbitrator (if any) used to determine the valuation amount. If required by any such investment banking firm or arbitrator, the Company shall execute a retainer and engagement letter containing reasonable terms and conditions, including, without limitation, customary provisions concerning the rights of indemnification and contribution by the Company in favor of such investment banking firm or arbitrator and its officers, directors, partners, employees, agents and affiliates. If the valuation amount is for Common Stock of the Company, the valuation amount shall not include a discount for minority ownership or illiquidity or a control premium.

(c)     "As-Converted Basis" shall mean, for the purpose of determining the number of shares of Common Stock outstanding, a basis of calculation which takes into account (a) the number of shares of Common Stock actually issued and outstanding at the time of such determination, and (b) the number of shares of Common Stock that is then issuable upon the conversion of all outstanding Convertible Securities (as defined below), including without limitation, the Series A Preferred Stock.

(d)     "Convertible Securities" shall mean any evidences of indebtedness, shares (other than Common Stock) or other securities directly or indirectly convertible into or exchangeable for Common Stock.

(e)     "Option" shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

6.3.    Mechanics of Conversion.

(a)     In order for a holder of Series A Preferred Stock to convert shares of Series A Preferred Stock into shares of Common Stock, such holder shall provide, at the office of the transfer agent for the Series A Preferred Stock (or at the principal office of the Company if the Company serves as its own transfer agent), written notice that such holder elects to convert all or any number of the shares of the Series A Preferred Stock represented by the certificate or certificates held by such holder.  Such notice shall state such holder's name or the names of the nominees in which such holder wishes the certificate or certificates for shares of Common Stock to be issued.  The date of receipt of such certificates and notice by the transfer agent (or by the Company if the Company serves as its own transfer agent) shall be the conversion date ("Conversion Date").  The Company shall, as soon as practicable after the Conversion Date, but in any event within 3 business days, issue and deliver at such office to such holder of Series A Preferred Stock, or to his or its nominees, a certificate or certificates for the number of shares of Common Stock to which such holder shall be entitled, together with cash in lieu of any fraction of a share.  On the Conversion Date, each holder of record of shares of Series A Preferred Stock to be surrendered for conversion shall be deemed to be the holder of record of the Common Stock issuable upon conversion of such Series A Preferred Stock, notwithstanding that the certificates representing such shares of Series A Preferred Stock shall not have been surrendered at the office of the Company, that notice from the Company shall not have been received by any holder of record of shares of such Series A Preferred Stock, or that the certificates evidencing such shares of Common Stock shall not then be actually delivered to such holder.

(b)     The Company shall at all times when the Series A Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued stock, for the purpose of effecting the conversion of the Series A Preferred Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Series A Preferred Stock.  Before taking any action which would cause an adjustment reducing any Conversion Price below the then par value of the shares of Common Stock issuable upon conversion of the applicable Series A Preferred Stock, the Company will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Company may validly and legally issue fully paid and nonassessable shares of Common Stock at such adjusted Conversion Price.

(c)     All shares of Series A Preferred Stock which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares, including the rights, if any, to receive notices and to vote, shall immediately cease and terminate on the Conversion Date, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor and payment of any dividends declared but unpaid thereon.  Any shares of Series A Preferred Stock so converted shall be retired and cancelled and shall not be reissued, and the Company (without the need for stockholder action) may from time to time take such appropriate action as may be necessary to reduce the authorized number of shares of Series A Preferred Stock accordingly.

(d)     The Company shall pay any and all issue, transfer, stamp and other taxes that may be payable in respect of any issuance or delivery of shares of Common Stock upon conversion of shares of Series A Preferred Stock pursuant to this Section 6.  The Company shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of shares of Common Stock in a name other than that in which the shares of Series A Preferred Stock so converted were registered, and no such issuance or delivery shall be made unless and until the person or entity requesting such issuance has paid to the Company the amount of any such tax or has established, to the satisfaction of the Company, that such tax has been paid.

6.4.     Adjustments to Conversion Price for Diluting Issues.

(a)     No Adjustment of Conversion Price.  No adjustment in the Conversion Price of the Series A Preferred Stock shall be made unless the consideration per share for an Additional Share of Common Stock issued or deemed to be issued by the Company is less than the applicable Conversion Price in effect on the date of, and immediately prior to, the issue of such Additional Shares.

(b)     Full Ratchet.  If any Additional Shares of Common Stock are issued (including Additional Shares of Common Stock deemed to be issued pursuant to Section 6.5(c) below and excluding shares issued as stock split or combination as provided in Section 6.7 below or upon a dividend or distribution as provided in Section 6.8 below) for consideration per share lower than the Conversion Price in effect on the date of and immediately prior to such issue, during the first 18 months after the Original Issue Date of the shares of Series A Preferred Stock, the Conversion Price for such shares shall be lowered to equal such consideration per share (for purposes of this Section 6.4(b), any Additional Shares of Common Stock issued for no consideration shall be deemed to be issued for a consideration per share of $0.001, subject to adjustments for Common Stock splits, dividends, and combinations).

(c)     Issue of Securities, Deemed Issue of Additional Shares of Common Stock.  If the Company at any time or from time to time after the Original Issue Date shall issue any Options or Convertible Securities or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares of Common Stock (as set forth in the instrument relating thereto without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date, provided that in any such case in which Additional Shares of Common Stock are deemed to be issued:

(i)      No further adjustment in the Conversion Price shall be made upon the subsequent issue of Convertible Securities or shares of Common Stock upon (a) the exercise or conversion of any Options or Convertible Securities outstanding as of the date hereof; (b) the exercise of any Options by employees, directors, or consultants pursuant to equity incentive plans maintained by the Company and registered with the Securities and Exchange Commission on Form S-8; or (c) the conversion of the Series A Preferred Stock;

(ii)      If such Options or Convertible Securities by their terms provide, with the passage of time or otherwise, for any increase or decrease in the consideration payable to the Company, upon the exercise, conversion or exchange thereof, the Conversion Price computed upon the original issue thereof (or upon the occurrence of a record date with respect thereto), and any subsequent adjustments based thereon, shall, upon any such increase or decrease becoming effective, be recomputed to reflect such increase or decrease insofar as it affects such Options or the rights of conversion or exchange under such Convertible Securities;

(iii)      Upon the expiration of any such Options or any rights of conversion or exchange under such Convertible Securities which shall not have been exercised, the Conversion Price computed upon the original issue thereof (or upon the occurrence of a record date with respect thereto), and any subsequent adjustments based thereon, shall, upon such expiration, be recomputed as if:

(A)      in the case of Convertible Securities or Options for Common Stock, the only Additional Shares of Common Stock issued were the shares of Common Stock, if any, actually issued upon the exercise of such Options or the conversion or exchange of such Convertible Securities and the consideration received therefor was the consideration actually received by the Company for the issue of all such Options, whether or not exercised, plus the consideration actually received by the Company upon such exercise, or for the issue of all such Convertible Securities which were actually converted or exchanged, plus the additional consideration, if any, actually received by the Company upon such conversion or exchange; and

(B)      in the case of Options for Convertible Securities, only the Convertible Securities, if any, actually issued upon the exercise thereof were issued at the time of issue of such Options, and the consideration received by the Company for the Additional Shares of Common Stock deemed to have been then issued was the consideration actually received by the Company for the issue of all such Options, whether or not exercised, plus the consideration deemed to have been received by the Company  upon the issue of the Convertible Securities with respect to which such Options were actually exercised;

(iv)      In the event of any change in the number of shares of Common Stock issuable upon the exercise, conversion or exchange of any Option or Convertible Security, including, but not limited to, a change resulting from the anti-dilution provisions thereof, the Conversion Price then in effect shall forthwith be readjusted to such Conversion Price as would have obtained had the adjustment which was made upon the issuance of such Option or Convertible Security not exercised or converted prior to such change been made upon the basis of such change; and

(v)     No readjustment pursuant to clause (ii), (iii) or (iv) above shall have the effect of increasing the Conversion Price to an amount which exceeds the lower of (a) the Conversion Price on the original adjustment date, or (b) the Conversion Price that would have resulted from any issuances of Additional Shares of Common Stock between the original adjustment date and such readjustment date.

In the event the Company, after the Original Issue Date, amends any Options or Convertible Securities (whether such Options or Convertible Securities were outstanding on the Original Issue Date or were issued after the Original Issue Date) to increase the number of shares issuable thereunder or decrease the consideration to be paid upon exercise or conversion thereof, then such Options or Convertible Securities, as so amended, shall be deemed to have been issued after the Original Issue Date and the provisions of this Section 6.4(c) shall apply.

6.5.     Adjustment of Conversion Price Upon Issuance of Additional Shares of Common Stock.  In the event the Company shall, at any time after the first 18 months following the Original Issue Date, issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Section 6.4(c) above and excluding shares issued as a stock split or combination as provided in Section 6.7 below or upon a dividend or distribution as provided in Section 6.8 below), without consideration or for a consideration per share less than the applicable Conversion Price in effect on the date of and immediately prior to such issue, then and in such event, such Conversion Price shall be reduced, concurrently with such issue, to a price determined by multiplying such Conversion Price by a fraction, (A) the numerator of which shall be the sum of (1) the number of shares of Common Stock outstanding immediately prior to such issue (on an As-Converted Basis) plus (2) the number of shares of Common Stock which the aggregate consideration received or to be received by the Company for the total number of Additional Shares of Common Stock so issued would purchase at such Conversion Price; and (B) the denominator of which shall be the number of shares of Common Stock outstanding immediately prior to such issue (on an As-Converted Basis) plus the number of such Additional Shares of Common Stock so issued and/or deemed to be issued.

6.6.     Determination of Consideration.  For purposes of this Section 6, the consideration received by the Company for the issue of any Additional Shares of Common Stock shall be computed as follows:

(a)     Cash and Property:  Such consideration shall:

(i)     insofar as it consists of cash, be computed at the aggregate of cash received by the Company, excluding amounts paid or payable for accrued interest;

(ii)     insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board of Directors, or if requested by the Required Holders, by agreement of the

Board of Directors and the Required Holders, and if the Board of Directors and the Required Holders do not agree on such fair market value, in accordance with the procedures set forth in the definition of Appraisal Procedure; and

(iii)    in the event Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Company for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (i) and (ii) above, as determined in good faith by the Board of Directors.

(b)      Options and Convertible Securities.  The consideration per share received by the Company for Additional Shares of Common Stock deemed to have been issued pursuant to Section 6.4(c) above, relating to Options and Convertible Securities, shall be determined by dividing:

(i)      the total amount, if any, received by the Company as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a potential subsequent adjustment of such consideration) payable to the Company upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

(ii)     the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a potential subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities.

6.7.    Adjustment for Stock Splits and Combinations.  If the Company shall at any time or from time to time after the Original Issue Date effect a subdivision of the outstanding Common Stock, each Conversion Price then in effect immediately before that subdivision shall be proportionately decreased.  If the Company shall at any time or from time to time after the Original Issue Date combine the outstanding shares of Common Stock, each Conversion Price then in effect immediately before the combination shall be proportionately increased.  Any adjustment under this paragraph shall become effective at the close of business on the date the subdivision or combination becomes effective.

6.8.    Adjustment for Certain Dividends and Distributions.  In the event the Company at any time, or from time to time after the Original Issue Date, shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable solely in additional shares of Common Stock, then and in each such event each Conversion Price then in effect shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying the applicable Conversion Price then in effect by a fraction:

(a)     the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(b)     the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution;

provided, however, if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the applicable Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter each Conversion Price shall be adjusted pursuant to this paragraph as of the time of actual payment of such dividends or distributions.

6.9.     Adjustment for Reclassification, Exchange, or Substitution.  If the Common Stock issuable upon the conversion of the Series A Preferred Stock shall be changed into the same or a different number of shares of any class or classes of stock, whether by capital reorganization, reclassification, or otherwise (other than a subdivision or combination of shares or stock dividend provided for above, or a reorganization, merger, consolidation, or sale of assets provided for below), then and in each such event the holder of each such share of Series A Preferred Stock shall have the right thereafter to convert such share into the kind and amount of shares of stock and other securities and property receivable, upon such reorganization, reclassification, or other change, by holders of the number of shares of Common Stock into which such shares of Series A Preferred Stock might have been converted immediately prior to such reorganization, reclassification, or change, all subject to further adjustment as provided herein.

6.10.     Adjustment for Merger or Reorganization, Etc.  In case of any consolidation or merger of the Company with or into another company or the sale of all or substantially all of the assets of the Company to another company, each share of Series A Preferred Stock, if any, remaining outstanding after such consolidation, merger or sale shall thereafter be convertible (or shall be converted into a security which shall be convertible) into the kind and amount of shares of stock or other securities or property to which a holder of the number of shares of Common Stock of the Company deliverable upon conversion of such Series A Preferred Stock would have been entitled upon such consolidation, merger or sale; and, in such case, appropriate adjustment shall be made in the application of the provisions in this Section 6 set forth with respect to the rights and interest thereafter of the holders of the Series A Preferred Stock, to the end that the provisions set forth in this Section 6 (including provisions with respect to changes in and other adjustments of the Conversion Price) shall thereafter be applicable, as nearly equivalent a manner as may be practicable as before the consolidation or merger.  If any event occurs of the type contemplated by the provisions of this Section 6 but not expressly provided for by such provisions (including, without limitation, the granting of stock appreciation rights, phantom stock rights or other rights with equity features), then the Company's Board of Directors shall make an appropriate reduction in each Conversion Price so as to protect the rights of the holders of the Series A Preferred Stock.

6.11.    Certificate as to Adjustments.  Upon the occurrence of each adjustment or readjustment of any Conversion Price pursuant to this Section 6, the Company at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Series A Preferred Stock a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based.  The Company shall, upon the written request at any time of any holder of Series A Preferred Stock, furnish or cause to be furnished to such holder a similar certificate setting forth (i) such adjustments and readjustments, (ii) the Conversion Price then in effect, and (iii) the number of shares of Common Stock and the amount, if any, of other property which then would be received upon the conversion of Series A Preferred Stock.

6.12.    Fractional Shares.  No fractional shares of Common Stock shall be issued upon conversion of the Series A Preferred Stock.  In lieu of any fractional shares to which the holder would otherwise be entitled, the Company shall pay cash equal to the product of such fraction multiplied by the fair market value of a share of Common Stock, as mutually agreed by the Board of Directors of the Company and the Required Holders; provided, however, that if such mutual agreement cannot be reached, such fair market value shall be determined by following the Appraisal Procedures.  The determination of fractional shares shall be based on the aggregate number of shares of Series A Preferred Stock surrendered for conversion by any holder of Series A Preferred Stock and not on the individual shares of Series A Preferred Stock held by such holder.

6.13.    Notice of Record Date.  In the event:

(a)      that the Company declares a dividend (or any other distribution) on its Common Stock payable in Common Stock or other securities of the Company;

(b)      that the Company subdivides or combines its outstanding shares of Common Stock;

(c)      of any reclassification of the Common Stock of the Company (other than a subdivision or combination of its outstanding shares of Common Stock or a stock dividend or stock distribution thereon), or of any consolidation or merger of the Company into or with another company, or of the sale of all or substantially all of the assets of the Company; or

(d)      of the involuntary or voluntary dissolution, liquidation or winding up of the Company;

then the Company shall cause to be filed at its principal office or at the office of the transfer agent of the Series A Preferred Stock, and shall cause to be mailed to the holders of the Series A Preferred Stock at their last addresses as shown on the records of the Company or such transfer agent, at least ten days prior to the date specified in (1) below or 20 days before the date specified in (2) below, a notice stating

(1)      the record date of such dividend, distribution, subdivision or combination, or, if a record is not to be taken, the date as of which the holders of Common Stock of record to be entitled to such dividend, distribution, subdivision or combination are to be determined, or

(2)    the date on which such reclassification, consolidation, merger, sale, dissolution, liquidation or winding up is expected to become effective, and the date as of which it is expected that holders of Common Stock of record shall be entitled to exchange their shares of Common Stock for securities or other property deliverable upon such reclassification, consolidation, merger, sale, dissolution or winding up.

7.    Protective Covenants.  The Company shall not, and shall not permit any company or trust of which the Company directly or indirectly owns at the time 50% or more of the outstanding shares that represent either 50% of the voting power, 50% of the economic power, or control of the board of directors of such company or trust, other than directors' qualifying shares (a "Subsidiary") to, without the prior written consent of Required Holders voting together as a single class:

(a)  increase or decrease (whether by amendment to the Articles of Incorporation or by reclassification, merger, consolidation, reorganization or otherwise) the number of authorized shares of any series of Series A Preferred Stock;

(b)  authorize or issue (by amendment to the Articles of Incorporation or by reclassification, merger, consolidation, reorganization or otherwise) any class or series of capital stock or securities convertible into capital stock with equal or superior rights to those of the Series A Preferred Stock;

(c)  whether by amendment to the Articles of Incorporation or by reclassification, merger, consolidation, reorganization or otherwise, (i) alter, amend or waive any rights, preferences or privileges of the Series A Preferred Stock or (ii) otherwise alter, amend or waive any provisions of the Company's Articles of Incorporation or by-laws in a manner adverse to the holders of the Series A Preferred Stock;

(d)  authorize, declare or pay any dividend (other than dividends payable solely in Common Stock) on any share of the capital stock of the Company or any Subsidiary; or

(e)  redeem, purchase or otherwise acquire for value any share or shares of the capital stock of the Company or any Subsidiary.

8.    Fundamental Transaction.  If any Fundamental Transaction (as defined in the Warrants issued pursuant to the Securities Purchase Agreement dated on or about October [   ], 2007 by and among the Company and the investors listed on Exhibit A thereto (pursuant to which, among other things, the Company issued and sold the Series A Preferred Stock) as in affect on their date of initial issuance) constitutes or results in (a) a "going private" transaction as defined in Rule 13e-3 under the Exchange Act, (b) an acquisition of the Company primarily for cash, or (c) an acquisition, merger or sale with or into a person not traded on an eligible trading market, then the Company shall not enter into or consummate such a Fundamental Transaction without the prior written consent of the Required Holders.

*(Signature Page Follows)*

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IN WITNESS WHEREOF, this Certificate of Designation is executed on behalf of the Company on this 19th day of October, 2007.

INTELLIGENTIAS, INC.

/s/ Luigi Caramico
Name:  Luigi Caramico
Title:    President